

April 20, 2009

Mr. R. William Wilson
Chief Financial Officer
El Capitan Precious Metals, Inc.
1325 Airmotive Way, Suite 276
Reno, NV 89502

Re: **El Capitan Precious Metals, Inc.**
Form 10-KSB for the Fiscal Year Ended September 30, 2008
Filed January 13, 2009
File No. 333-56262

Dear Mr. Wilson:

We have completed our review of your filing and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief